UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Highbury Financial Inc.

(Name of Issuer)
Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)
42982Y109

(CUSIP Number)
Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
Ten South Broadway, Suite 2000
St. Louis, Missouri 63102
(314) 241-9090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2009

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42982Y109	13D	Page	2	of	8 pages

1	NAME OF REPORTING PERSON Woodbourne Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	42982Y109	13D	Page	3	of	8 pages

1	NAME OF REPORTING PERSON Clayton Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	42982Y109	13D	Page	4	of	8 pages

1	NAME OF REPORTING PERSON John D. Weil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	42982Y109	13D	Page	5	of	8 pages
     This Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”), by Woodbourne Partners, L.P., a Missouri limited partnership (“Woodbourne”), Clayton Management Company, a Missouri corporation (“Clayton Management”) and John D. Weil (“Mr. Weil” and collectively with Woodbourne and Clayton Management, the “Reporting Persons”). The Reporting Persons filed a Schedule 13G, on January 26, 2007, which was amended on February 14, 2008 and February 13, 2009, concerning their respective beneficial ownership of the Common Stock. This 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.
Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly on behalf of the Reporting Persons. The business address of each of the Reporting Persons is c/o Clayton Management Company, 200 North Broadway, Suite 825 St. Louis, Missouri 63102.
     Mr. Weil is the President and sole Director of Clayton Management which is the general partner of Woodbourne, which is an investment firm. Mr. Weil is a self-employed investor and was elected as a member of the board of directors of the Issuer on August 10, 2009.
     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Weil is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Common Stock described in this Schedule 13D are held of record by Woodbourne and were acquired in a variety of open market transactions from the funds of Woodbourne.
Item 4. Purpose of Transaction.
     The shares of Common Stock described in this Schedule 13D were acquired for the purpose of investment. The Reporting Persons currently have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or

CUSIP No.	42982Y109	13D	Page	6	of	8 pages
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2009.

		Clayton
	Woodbourne	Management	Weil
Amount beneficially owned:	1,368,000 (1)	1,368,000 (1)(2)	1,368,000 (1)(3)

Percent of class:	9.2%	9.2%	9.2%

(1)	Consists of 1,368,000 shares of Common Stock held of record by Woodbourne. Woodbourne and Clayton Management share voting and dispositive power with Mr. Weil.

(2)	Clayton Management disclaims all beneficial ownership of the shares of Common Stock held by Woodbourne, except to the extent of its pecuniary interest in such shares of Common Stock.

(3)	Mr. Weil disclaims all beneficial ownership of the shares of Common Stock held by Woodbourne, except to the extent of his pecuniary interest in such shares of Common Stock.
     Other than the transactions described in this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendments hereto, a copy of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference.
     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No.	42982Y109	13D	Page	7	of	8 pages
Item 7. Material to Be Filed as Exhibits.
     The Filing Agreement among the Reporting Persons, dated as of November 6, 2009, is filed herewith.

CUSIP No.	42982Y109	13D	Page	8	of	8 pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 6, 2009

WOODBOURNE PARTNERS, L.P. by its general partner, Clayton Management Company
/s/ John D. Weil
John D. Weil, President

CLAYTON MANAGEMENT COMPANY
/s/ John D. Weil
John D. Weil, President

JOHN D. WEIL
/s/ John D. Weil
John D. Weil

EXHIBIT
FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Highbury Financial Inc.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     Dated: November 6, 2009

WOODBOURNE PARTNERS, L.P. by its general partner, Clayton Management Company
/s/ John D. Weil
John D. Weil, President

CLAYTON MANAGEMENT COMPANY
/s/ John D. Weil
John D. Weil, President

JOHN D. WEIL
/s/ John D. Weil
John D. Weil